Exhibit 12.1

CRANE CO.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in $000s)
	For the Nine Months ended September 30,	For the Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings
Pretax income from continuing operations	$284,700	$164,100	$336,500	$281,156	$326,016	$284,605
Add: Fixed charges	33,910	44,967	46,167	48,767	35,427	35,731
Less: Minority Interest	600	1,000	1,100	900	1,449	828
Total Earnings Available for Fixed Charges	$318,010	$208,067	$381,567	$329,023	$359,994	$319,508

Fixed Charges
Interest Expense(1)	$27,300	$36,500	$37,600	$39,200	$26,460	$26,831
Portions of rents representing interest factor(2)	6,610	8,467	8,567	9,567	8,967	8,900
Total Fixed Charges	$33,910	$44,967	$46,167	$48,767	$35,427	$35,731

Ratio of Earnings to Fixed Charges	9.4	4.6	8.3	6.8	10.2	8.9

(1) Interest expense includes original issue discount and deferred financing amortization.

(2) Approximately one-third of rental expense is deemed representative of the interest factor.